a2a
energie in comune

RECEIVED

2009 FEB 17 A 11:39

FILE NO. 82-4911

09045334

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

February 10, 2009

AEM SPA

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Nardone

Maria Angela Nardone

PROCESSED
MAR 02 2009
THOMSON REUTERS

PROCESSED
MAR 02 200[illegible]
THOMSON REUTERS

Encl.

2/18

FILE NO. 82-4911

a2a
energie in comune

PRESS RELEASE

A2A ON RUMOURS OF EXTRAORDINARY DIVIDEND

Milan, 10 February 2009 – With regards to press rumors concerning A2A dividend policy, the company points out that the Management Board will meet to approve 2008 Accounts next 25 March and only at that time a suggestion will be put forward for the AGM.

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu

END